# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: INLIF Ltd, CIK 0001991592
CUSIP: G4808M118
Title of class of securities: Class A ordinary shares, par value $0.0016 per share
Address of issuer's principal executive offices: No. 88, Hongsi Road, Yangxi New Area, Honglai Town, Nan'an City, Quanzhou, China (F4), 362331
Date of event which requires filing of this statement: 02/10/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002135056

## Reporting persons
- ZHONGHE ENTERPRISE LIMITED: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Virgin Islands British (D8); sole voting power 975,000; shared voting power 0; sole dispositive power 975,000; shared dispositive power 0; aggregate amount beneficially owned 975,000 (7.49% of the class)
  Comment: The 975,000 shares reported on Rows 5, 7 and 9 represent Class A ordinary shares of INLIF Limited (the "Issuer") held by ZHONGHE ENTERPRISE LIMITED as of May 18, 2026 and reflect a 1-for-16 reverse split basis effected by the Issuer on April 6, 2026. The percentage reported on Row 11 is calculated based on 13,025,000 Class A ordinary shares issued and outstanding, according to the Issuer's Form 6-K as filed with the Securities and Exchange Commission (the "SEC") on April 7, 2026. Siwen Dai is the sole shareholder and sole director of ZHONGHE ENTERPRISE LIMITED and has sole voting and dispositive power with respect to the securities held of record by ZHONGHE ENTERPRISE LIMITED.
- Siwen Dai: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 975,000; shared voting power 0; sole dispositive power 975,000; shared dispositive power 0; aggregate amount beneficially owned 975,000 (7.49% of the class)
  Comment: The 975,000 shares reported on Rows 5, 7 and 9 represent Class A ordinary shares of the Issuer held by ZHONGHE ENTERPRISE LIMITED as of May 18, 2026 and reflect a 1-for-16 reverse split basis effected by the Issuer on April 6, 2026. The percentage reported on Row 11 is calculated based on 13,025,000 Class A ordinary shares issued and outstanding, according to the Issuer's Form 6-K as filed with the SEC on April 7, 2026. Siwen Dai is the sole shareholder and sole director of ZHONGHE ENTERPRISE LIMITED and has sole voting and dispositive power with respect to the securities held of record by ZHONGHE ENTERPRISE LIMITED.

## Item 1. Issuer
Name of issuer: INLIF Ltd
Address of issuer's principal executive offices: No. 88, Hongsi Road, Yangxi New Area, Honglai Town, Nan'an City, Quanzhou, The People's Republic of China, 362331

## Item 2. Person Filing
Name of person filing:
ZHONGHE ENTERPRISE LIMITED
Siwen Dai
Address of principal business office or, if none, residence:
Address of ZHONGHE ENTERPRISE LIMITED: Unit 8, 3/F., Qwomar Trading Complex, Blackburne Road, Port Purcell, Road Town, Tortola, British Virgin Islands, VG1110.

Business address of Siwen Dai: No. 30, Group 6, Baijia Village, Xijiashan Town, Jiang'an County, Sichuan Province, China.
Citizenship:
ZHONGHE ENTERPRISE LIMITED: British Virgin Islands
Siwen Dai: China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The 975,000 shares reported herein are directly held by ZHONGHE ENTERPRISE LIMITED. Siwen Dai is the sole shareholder and sole director of ZHONGHE ENTERPRISE LIMITED and has sole voting and dispositive power with respect to the securities held of record by ZHONGHE ENTERPRISE LIMITED. Accordingly, Siwen Dai may be deemed to beneficially own the securities of the Issuer held by ZHONGHE ENTERPRISE LIMITED.
Percent of class: 7.49%
Sole power to vote or to direct the vote: 975,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 975,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
99.1 Joint Filing Agreement

## Signatures
- ZHONGHE ENTERPRISE LIMITED: /s/ Siwen Dai, Siwen Dai/Director (05/18/2026)
- Siwen Dai: /s/ Siwen Dai, Siwen Dai (05/18/2026)